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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Transaction Systems Architects, Inc. - A
(Name of Issuer)

Common Stock
(Title of Class of Securities)

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893416107
(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (2-92


SCHEDULE 13G
Page 2 of 5 Pages
CUSIP No. 893416107

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Jurika & Voyles, L.P.
     IRS No.:  04-3330073
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)/  /
(b)/  /
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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NUMBER OF       5     SOLE VOTING POWER
SHARES                -0-
BENEFICIALLY          -------------------------------------------
OWNED BY        6     SHARED VOTING POWER
EACH                  1,440,574
REPORTING             -------------------------------------------
PERSON          7     SOLE DISPOSITIVE POWER
WITH                  -0-
                      -------------------------------------------
                8     SHARED DISPOSITIVE POWER
                      1,888,144
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
      1,888,144 shares
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* /  /
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.88%
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12    TYPE OF REPORTING PERSON*
      IA
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*SEE INSTRUCTIONS BEFORE FILLING OUT


SCHEDULE 13G
Page 3 of 5 Pages
CUSIP No. 893416107

ITEM 1.

    (a)  The name of the issuer is Transaction Systems
Architects, Inc. - A.

    (b)  The principal executive office of Transaction Systems
Architects, Inc. - A is 224 South 108th Avenue, Suite 7, Omaha,
Nebraska  68154.

ITEM 2.

    (a)  The name of the person filing this statement is Jurika &
Voyles, L.P.

     (b)  The principal business office of Jurika & Voyles, L.P.
is located at 1999 Harrison Street, Suite 700, Oakland, CA
94612.

    (c)  Jurika & Voyles, L.P. is a Delaware limited partnership.

    (d) This statement relates to shares of common stock of Transaction Systems Architects, Inc. - A. ("the Stock").

    (e)  The CUSIP number of the stock is 893416107.

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

    (a)  /   /  Broker or Dealer registered under Section 15 of
the Act.

    (b)  /   /  Bank as defined in section 3(a)(6) of the Act.

    (c)  /   /  Insurance Company as defined in section 3(a)(19)
of the Act.

    (d)  /   /  Investment Company registered under section 8 of
the Investment Company Act.

    (e) / X / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

    (f)  /   /  Employee Benefit Plan, Pension Fund which is
subject to the provisions of the Employee Retirement Income


SCHEDULE 13G
Page 4 of 5 Pages
CUSIP No. 893416107

Security Act of 1974 or Endowment Fund; see section 240.13d-
1(b)(1)(ii)(F).

    (g)  /   /  Parent Holding Company , in accordance with
section 240.13d-1(b)(1)(ii)(F).

    (h)  /   /  Group, in accordance with section 240.13d-
1(b)(1)(ii)(H).

ITEM 4.  OWNERSHIP

    (a) Jurika & Voyles, L.P. beneficially owns 1,888,144 shares of the Stock.

    (b)  Jurika & Voyles, L.P. beneficially owns 4.88% of the
Stock outstanding.

    (c) (i) Jurika & Voyles, L.P. has the sole power to vote or to direct the vote of -0- shares of the Stock.

    (d) (ii) Jurika & Voyles, L.P. has the shared power to vote or to direct the vote of 1,440,574 shares of the Stock.

    (e) (iii) Jurika & Voyles, L.P. has the sole power to dispose or to direct the disposition of -0- shares of the Stock.

    (f) (iv) Jurika & Voyles, L.P. has the shared power to dispose or to direct the disposition of 1,888,144 shares of the Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / X /.

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSO

SCHEDULE 13G
Page 5 of 5 Pages
CUSIP No. 893416107

Jurika & Voyles, L.P. is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Stock. No individual client's holdings of the Stock are more than 5 percent of the class.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2001

Jurika & Voyles, L.P.

By:  Glenn C. Voyles, Founder and Principal